
05007179

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME General Minerals Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34810 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 4/12/05


RECEIVED
APR 11 2005
OFFICE OF INTERNATIONAL CORPORATE
FINANCE — CORPORATION FINANCE

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. These consolidated financial statements contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors, which is composed of a majority of independent directors, reviews the results of the annual audit and the consolidated financial statements prior to submitting the consolidated financial statements to the Board for approval.

The Company's auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit and their report follows.

Ralph G. Fitch
President, Chief Executive Officer
and Chairman

William Filtness
Chief Financial Officer

Vancouver, B.C., Canada
March 18, 2005



PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditors' Report

To the Shareholders of
General Minerals Corporation

We have audited the consolidated balance sheets of **General Minerals Corporation** as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
March 18, 2005

General Minerals Corporation

Consolidated Statements of Operations and Deficit

For the years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

	2004 $	2003 $
General and administrative expenses		
Consulting	50,912	151,111
Directors' fees	56,500	-
Filing fees and transfer agent	43,630	95,852
Office and miscellaneous	205,587	106,840
Professional fees	270,650	289,641
Shareholder information	109,718	42,188
Travel and promotion	40,083	16,171
Wages and benefits	193,809	207,455
	970,889	909,258
Other expenses (income)		
Depreciation and amortization	8,421	9,645
Foreign currency loss	243,489	8,547
Gain on asset disposals	(101,411)	(23,413)
Gain on disposal of investments	(251,727)	-
Interest and other income	(123,016)	(21,960)
Loan fees	-	38,900
Loss on disposal of mining claims	-	2,827,095
Minority interest	(25,628)	-
Stock-based compensation expense	414,672	80,625
Reconnaissance expense	169,957	6,045
Writedown of investments	1,840,000	-
Writedown of mining claims	163,911	-
Loss for the year	(3,309,557)	(3,834,742)
Deficit - Beginning of year	(44,461,762)	(40,627,020)
Deficit - End of year	(47,771,319)	(44,461,762)
Basic and diluted loss per share	(0.37)	(0.67)
Weighted average shares outstanding during the year	8,934,964	5,715,544

The accompanying notes are an integral part of these consolidated financial statements.

General Minerals Corporation

Consolidated Statements of Cash Flows

For the years ended December 31, 2004 and 2003

(expressed in Canadian dollars)

	2004 $	2003 $
Cash flows from operating activities		
Loss for the year	(3,309,557)	(3,834,742)
Items not affecting cash		
Depreciation and amortization	8,421	9,645
Gain on asset disposals	(101,411)	(23,413)
Gain on disposal of investments	(251,727)	-
Loan fees	-	38,900
Loss on disposal of mining claims	-	2,827,095
Minority interest	(25,628)	-
Stock-based compensation	414,672	80,625
Writedown of investments	1,840,000	-
Writedown of mining claims	163,911	-
	(1,261,319)	(901,890)
Changes in non-cash working capital		
Increase in prepaids and other	(25,747)	(18,262)
(Decrease) increase in accounts payable	(15,464)	12,201
	(1,302,530)	(907,951)
Cash flows from investing activities		
Expenditures for mining claims and equipment	(1,611,501)	(369,529)
Cash acquired on acquisition of subsidiaries	10,000	-
Reclamation deposit	(18,925)	-
Cash proceeds on disposal of mining claims	-	67,549
Proceeds on disposal of assets	101,411	23,413
Proceeds on disposal of investments	1,509,927	-
	(9,088)	(278,567)
Cash flows from financing activities		
Proceeds from issuance of capital stock	30,800	8,285,823
Share issue costs	(12,036)	-
	18,764	8,285,823
(Decrease) increase in cash and cash equivalents	(1,292,854)	7,099,305
Cash and cash equivalents - Beginning of year	7,210,349	111,044
Cash and cash equivalents - End of year	5,917,495	7,210,349

Supplemental cash flow information (note 12)

The accompanying notes are an integral part of these consolidated financial statements.

(expressed in Canadian dollars)

1 Organization and nature of operations

General Minerals Corporation (the Company) was incorporated under the Canada Business Corporations Act on August 19, 1994.

The Company's principal activities include the acquisition, exploration and development of mineral properties. The principal countries where the Company is undertaking exploration and/or mining activities include Chile, Bolivia, and the United States. Property interests in these countries are held through various wholly and majority owned subsidiaries.

The recoverability of amounts shown as mining claims and deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the Company's ability to obtain financing to develop the properties, and the ultimate realization of profits through future production or sale of properties. These and other uncertainties could adversely affect the future carrying value of mining properties and deferred exploration costs.

2 Significant accounting policies

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Mining properties and deferred exploration costs

Mining properties and deferred exploration costs include direct and indirect acquisition and exploration costs associated with specific mineral exploration properties. Depletion of these amounts will be recognized using the unit of production basis at such time as commercial production commences or is charged against operations in the event a property is sold. Capitalized costs relating to abandoned properties will be charged against operations in the period of abandonment. Recoveries from joint venture participants are offset against the deferred exploration costs for the related projects. Any recoveries in excess of deferred exploration costs will be credited to the consolidated statements of operations and deficit. Payments from joint venture participants received as consideration for the inception of joint venture agreements are recorded in the statements of operations and deficit as joint venture bonus receipts.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and regulatory requirements.

Equipment

Equipment is carried at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to five years.

(expressed in Canadian dollars)

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments held in the form of high quality commercial paper, bankers' acceptances, money market investments and certificates of deposit. These investments are stated at cost plus accrued value, which approximates market value. Investments of cash are of sufficient quality and diversity to ensure a high probability of liquidity at the accrued value, at such times as needed to meet financial obligations. Furthermore, the investment terms are less than three months at the time of acquisition. The Company's funds are held in a major Canadian bank and several other major foreign banks.

Reporting currency

Reporting currency for the Company is the Canadian dollar. United States currency reflected in these financial statements is denoted as US$.

Foreign currency

Foreign currency amounts relating to the Company's foreign operations included in these consolidated financial statements are translated using the temporal method of accounting. Under this method, monetary assets and liabilities are translated at the rate of exchange prevailing at the end of the period. Non-monetary assets and liabilities are translated at the rates of exchange prevailing when the assets were acquired or the liabilities incurred. Revenue and expense items are translated using the average rate of exchange during the financial statement periods. Gains and losses resulting from the translation of transactions and balances denominated in foreign currencies are included in the determination of net income.

Income taxes

The Company applies the liability method of measuring income taxes based on temporary differences between the financial reporting and tax bases of assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

Loss per share

Loss per share is determined using the weighted average number of shares outstanding during the year. Diluted loss per share is determined using the treasury method. All outstanding options and warrants are anti-dilutive, and therefore have no effect on determination of loss per share.

(expressed in Canadian dollars)

Estimates by management

Estimates by management represent an integral component of financial statements prepared in conformity with generally accepted accounting principles. The estimates made in these financial statements reflect management's judgments based on past experiences, present conditions, and expectations of future events. Where estimates were made, the reported amounts for assets, liabilities, revenues and expenses may differ from the amounts that would otherwise be reflected if the ultimate outcome of all uncertainties and future events were known at the time these financial statements were prepared. Significant estimates include the recoverability of mining claims and deferred exploration costs, the physical and economic lives of equipment and the variables in calculating the fair value of stock based compensation.

Stock-based compensation plans

The Company has an employee stock option plan. In 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the Canadian Institute of Chartered Accountants. Accordingly, effective January 1, 2003, the fair value of all stock options granted is recorded as a charge to operations and a credit to fair value of stock options and warrants over the period the stock options are outstanding. Any consideration paid on exercise of stock options is credited to capital stock.

Investments

Portfolio investments that are not available for sale are recorded at cost unless an impairment in value which is other than temporary has been determined, at which time they are written down to market value. Available for sale investments are valued at the lower of cost or market value.

Fair value of financial instruments

The fair values of cash and cash equivalents, prepaids, and accounts payable and accrued liabilities approximate their book values due to their short-term nature.

Goodwill

Goodwill is the excess of the cost of acquired enterprises over the net of the amounts assigned to assets acquired and liabilities assumed. Goodwill is not amortized. It is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it is impaired.

(expressed in Canadian dollars)

3 Investments

	2004 $	2003 $
4,000,000 common shares of Esperanza Silver Corporation (market value $1,880,000; (2003 - $4,600,000)	3,160,000	4,200,000
4,000,000 warrants of Esperanza Silver Corporation, exercisable at $1.05 per share on or before December 23, 2005	-	800,000
220,400 (2003 - 500,000) common shares of Lumina Copper Corporation (market value $1,267,300; (2003 - $1,975,000)	991,800	2,250,000
500,000 warrants of Lumina Copper Corporation, exercisable at $3.20 per share on or before December 19, 2007	1,620,000	1,620,000
	5,771,800	8,870,000
Less: current portion	(2,611,800)	-
	3,160,000	8,870,000

During 2004, management commenced selling the investment in Lumina Copper Corporation (Lumina). The remaining investment has been disclosed as a current asset as at December 31, 2004 (note 13(c)).

During 2004, management reviewed the carrying value of the Company's investments, and wrote down the investment in Esperanza Silver Corporation (Esperanza) by $1,840,000 to reflect an impairment in value.

During 2003, the Company acquired 4,000,000 units of Esperanza in an agreement to dispose of its interest in the Atocha silver property in Bolivia (note 4). The units were valued at the time of the transfer as the aggregate of the market price of the shares plus the fair value of the warrants using the Black-Scholes model.

During 2003, the Company acquired 500,000 units of Lumina in an agreement to dispose of its interest in the Vizcachitas copper property in Chile (note 4). The units were valued at the time of the transfer as the aggregate of the market price of the common shares and the fair value of the warrants using the Black-Scholes model.

General Minerals Corporation

Notes to Consolidated Financial Statements
December 31, 2004 and 2003

(expressed in Canadian dollars)

4 Mining claims and deferred exploration costs

The amounts shown as mining claims and deferred exploration costs as at December 31, 2004 and 2003 related to the following regions:

	United States $	Chile $	Bolivia $	Mongolia $	Total $
December 31, 2002	56,586	5,807,855	5,994,115	-	11,858,556
Exploration	262,157	10,279	97,093	-	369,529
Disposal	-	(5,818,134)	(5,946,510)	-	(11,764,644)
December 31, 2003	318,743	-	144,698	-	463,441
Exploration	1,001,565	186,943	352,477	36,332	1,577,317
Writedown	(163,911)	-	-	-	(163,911)
December 31, 2004	1,156,397	186,943	497,175	36,332	1,876,847

The Company is subject to various option and lease agreements in connection with the acquisition of mineral interests. These agreements generally require the Company to make periodic payments over a varying number of years to maintain its interests. The Company can cancel these agreements at any time without completing the remaining payments and without penalty.

During 2004, the Company wrote off $163,911 in deferred property expenditures in respect of certain of its U.S. properties, due to the future uncertainty of those projects.

During 2003, the Company entered into an agreement with Esperanza to exchange its ownership interests in the Atocha silver property, Bolivia, for 4 million common shares, representing approximately 19.3% of Esperanza's outstanding shares at the time, and 4 million common share purchase warrants and a payment of US$50,000. The Company recognized a loss of $878,961 on this transaction.

During 2003, the Company entered into an agreement with Lumina to exchange its ownership interests in the Vizcachitas copper project, Chile, for 500,000 common shares, representing approximately 5% of Lumina's outstanding shares at the time, and 500,000 common share purchase warrants. The Company recognized a loss of $1,948,134 on this transaction.

The Company has no significant asset retirement obligations.

(expressed in Canadian dollars)

Mining claims and deferred exploration costs are associated with the following projects as of December 31, 2004 and 2003:

	2004 $	2003 $
Diamante Azul, Bolivia	103,012	103,012
Dragoon, U.S.	170,459	101,556
Escalones, Chile	186,943	-
Gold Coin, U.S.	221,450	73,288
Gold Hill, U.S.	116,954	-
Laurani, Bolivia	166,251	14,129
Malku Khota, Bolivia	227,378	27,023
Markham Wash, U.S.	246,922	-
Monitor, U.S.	254,505	105,363
Oro, U.S.	146,641	1,485
Other (a)	36,332	37,585
	1,876,847	463,441

(a) These expenditures are in respect of several newly acquired mineral properties located in Arizona, U.S., and in Mongolia.

5 Equipment

Office furniture and equipment consists of the following as at December 31, 2004 and 2003:

	2004			2003		
	Cost $	Accumulated depreciation $	Net book value $	Cost $	Accumulated depreciation $	Net book value $
Equipment	205,602	(174,740)	30,862	171,419	(166,320)	5,099

(expressed in Canadian dollars)

6 Acquisition of subsidiaries

a) During 2004, the Company entered into an agreement with Afghan Minerals Inc. (AMI), a start-up exploration company, to acquire a 51% interest in AMI through the purchase of 1,041,700 units at $0.24 per unit. Each unit consisted of one common share and one warrant exercisable to acquire one share at $0.30 for a period of five years. The Company's investment in AMI is part of its strategy of funding the property acquisition efforts of entrepreneurial geologists. The accounting goodwill of $117,400 is attributable to AMI's management team, including its connection to Afghanistan. The acquisition has been accounted for using the purchase method, as follows:

	$
Net assets acquired	
Cash	60,000
Amount due from General Minerals	200,000
Goodwill	117,400
Minority interest	(127,400)
	250,000
Consideration given	
Cash	50,000
Amount due to AMI	200,000
	250,000
Net cash acquired	10,000

The Company has made cash payments aggregating $200,000 under the terms of the acquisition agreement. The final quarterly instalment of $50,000 is due in the first quarter of 2005.

(expressed in Canadian dollars)

b) During 2004, the Company entered into an agreement with Foundation Resources Ltd. (Foundation), a start-up exploration company, to acquire a 51% interest in Foundation through the purchase of 1,041,700 units at $0.24 per unit. Each unit consisted of one common share and one warrant exercisable to acquire one share at $0.30 for a period of five years. The Company's investment in Foundation is part of its strategy of funding the property acquisition efforts of entrepreneurial geologists. The accounting goodwill of $117,400 is attributable to Foundation's management team, including its connection to Mongolia. The acquisition has been accounted for using the purchase method, as follows:

	$
Net assets acquired	
Other working capital	10,000
Amount due from General Minerals	250,000
Goodwill	117,400
Minority interest	(127,400)
	250,000
Consideration given	
Amount due to Foundation	250,000
Net cash acquired	-

The Company has made cash payments aggregating $150,000 under the terms of the acquisition agreement. The remainder of the balance due to Foundation is payable in two quarterly instalments of $50,000.

(expressed in Canadian dollars)

7 Shareholders' equity

Authorized
Unlimited common shares with no par value

The holders of the common shares are entitled to one vote per share. The holders of the common shares are entitled to dividends, when and if declared by the directors of the Company, and to the distribution of the residual assets of the Company in the event of the liquidation, dissolution or winding-up of the Company. No dividends have been declared or paid as at December 31, 2004 (2003 - nil).

	Number of common shares	Amount $
Balance - December 31, 2002	40,770,000	52,435,510
Conversion of debenture	2,435,768	227,210
Exercise of stock options	100,000	8,490
Private placement financing - net	25,000,000	2,500,000
Consolidation 10:1	(61,475,191)	-
	6,830,577	55,171,210
Private placement financing - net	2,000,000	5,385,260
Exercise of warrants	85,000	119,000
Balance - December 31, 2003	8,915,577	60,675,470
Exercise of warrants	22,000	30,800
Share issue costs	-	(12,036)
Balance - December 31, 2004	8,937,577	60,694,234

On June 27, 2003, the issued and outstanding shares of the Company were consolidated on a one new common share for ten old common share basis. All share and price per share amounts reflect the effect of the share consolidation applied retroactively.

During 2003, the Company issued a convertible debenture in the amount of US$150,000 to its former majority shareholder, Ranger Minerals Ltd. This debenture has been fully drawn down and has been converted into 2,435,768 common shares (243,577 post-consolidation shares) of the Company at an average post-consolidation price of $0.93 per share.

(expressed in Canadian dollars)

During 2003, the Company completed a $2.75 million financing consisting of 25 million units (2.5 million post-consolidation units) at a price of $0.11 per unit (post-consolidation price of $1.10 per unit). Each unit consists of one common share and one share purchase warrant that is valid for five years from the date of issue to acquire one common share of the Company upon payment of the applicable exercise price which is currently $1.54 per share, and which will increase on an annual basis up to $2.05 per share in year five. The Company paid a $250,000 finder's fee in connection with this financing.

During 2003, the Company completed a $6.0 million financing consisting of 2 million units priced at $3.00 per unit. Each unit consists of one common share and one common share purchase warrant, exercisable for three years upon payment of $3.75 per share, subject to acceleration of the expiry date if the closing price of the Company's common shares is equal to or exceeds $4.50 for 20 consecutive trading days after April 11, 2004. The Company paid a cash commission of $480,000 and warrants exercisable to acquire 140,000 units exercisable for 12 months upon payment of $3.15 per unit. The value of $124,740 has been attributed to these warrants based on the Black-Scholes model, and included with fair value of options and warrants within shareholders' equity. The Company also incurred share issue costs of $10,000 in respect of this financing.

Stock options

The Company established a share option plan (the Plan) during 1995 for the benefit of employees and directors of the Company and designated affiliated companies. The maximum number of shares available under the Plan is 1,000,000 common shares. The schedules of stock option activity under the Plan for 2004 and 2003 are:

	2004		2003	
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Options outstanding - Beginning of year	365,000	5.97	276,000	7.65
Options granted	424,000	1.30	107,500	1.25
Options exercised	-	-	(10,000)	0.85
Options cancelled or expired	(2,000)	6.80	(8,500)	7.02
Options outstanding - End of year	787,000	3.45	365,000	5.97
Options exercisable - End of year	747,000	2.16	325,000	3.32

(expressed in Canadian dollars)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

	Options outstanding			Options exercisable	
Range of exercise prices $	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options exercisable	Weighted average exercise price $
0.85 to 5.00	702,000	4.3	1.66	702,000	1.66
5.01 to 10.00	45,000	0.8	10.00	45,000	10.00
10.01 to 20.00	-	-	-	-	-
20.01 to 30.00	40,000	0.8	27.50	-	-
0.85 to 30.00	787,000	3.9	3.45	747,000	2.16

During the year, the Company issued stock options to directors, officers and consultants. The fair value cost of these options amounts to $414,672 (2003 - $80,625), and has been expensed in the year and credited to fair value of options and warrants within shareholders' equity.

The fair values of options have been estimated using an option pricing model and the following assumptions:

- average risk-free interest rate - 3.9% (2003 - 3.5%)
- expected life - 5 years
- expected volatility - 99% (2003 -70%)
- expected dividends - nil

(expressed in Canadian dollars)

Share warrants

	2004		2003	
	Number of shares	**Weighted average exercise price $**	**Number of shares**	**Weighted average exercise price $**
Warrants outstanding - Beginning of year	4,705,000	2.61	50,000	13.00
Warrants issued	-	-	4,740,000	2.48
Warrants exercised	(22,000)	1.40	(85,000)	1.40
Warrants expired	(290,000)	4.28	-	-
Warrants outstanding - End of year	4,393,000	2.55	4,705,000	2.61

The following table summarizes information about warrants outstanding and exercisable at December 31, 2004:

Warrants	Exercise price $	Expiry
2,000,000	3.75	December 11, 2006
2,393,000	1.54 to 2.05	June 25, 2008

(expressed in Canadian dollars)

8 Income taxes

a) Tax rate reconciliation

A reconciliation between the Company's statutory and effective tax rates are as follows:

	2004	2003
Tax rate	35.62%	37.62%
	$	$
Loss for the year	(3,309,557)	(3,834,742)
Provision for income taxes based on statutory Canadian combined federal and provincial income tax rates	(1,178,864)	(1,442,630)
Differences in foreign tax rates	691,764	864,080
Losses for which no tax benefit has been recognized	487,100	578,550
Recovery of income taxes	-	-

b) The Company has Canadian non-capital loss carry-forwards of $4,566,000 (2003 - $4,222,000), and U.S. tax losses of $2,307,000 (2003 - $1,956,000) that may be available for tax purposes. The non-capital losses expire as follows:

	Canada $	United States $	Total $
2005	1,913,000	-	1,913,000
2006	746,000	-	746,000
2007	252,000	-	252,000
2008	574,000	-	574,000
2009	197,000	-	197,000
2010	540,000	-	540,000
2011	344,000	-	344,000
2018	-	128,000	128,000
2019	-	100,000	100,000
2020	-	344,000	344,000
2021	-	950,000	950,000
2022	-	163,000	163,000
2023	-	271,000	271,000
2024	-	351,000	351,000
	4,566,000	2,307,000	6,873,000

(expressed in Canadian dollars)

c) The significant components of the Company's future tax asset, assuming a future tax rate of 35.62% (2003 - 37.62%), are as follows:

	2004 $	2003 $
Excess of tax basis over carrying value of assets	370,335	351,399
Operating loss carry-forwards	2,410,847	3,121,991
	2,781,182	3,473,390
Valuation allowance for future tax assets	(2,781,182)	(3,473,390)
	-	-

9 Related party transactions

a) During 2004, legal fees totalling $56,707 (2003 - $178,197) were charged by a legal firm in which a director is a partner. As at December 31, 2004, an amount of $6,486 (2003 - $51,106) remained as an account payable.

b) During 2003, the Company entered into a loan agreement with Quest Investment Corporation (Quest), a company with one common director, and issued a promissory note in the principal amount of US$300,000. The loan matured on December 31, 2004, bore interest at 1% compounded and payable monthly, and was convertible into common shares of the Company at the option of the lender at a conversion price of $2.00 per share. The Company also issued to the lender a warrant to purchase up to 100,000 common shares of the Company at any time on or before December 31, 2004 upon payment of $1.50 per share. During 2003, this loan, together with accrued interest, was repaid in full. The warrants expired, unexercised during 2004. These were valued using the Black-Scholes model and $38,900 was recognized to fair value of the options and warrants in shareholders' equity.

c) During 2003, the Company issued a convertible debenture in the amount of US$150,000 to its former majority shareholder, Ranger Minerals Ltd. Of this amount, US$50,000 (CA$78,877) had been advanced as at December 31, 2002. During 2003, this debenture was fully drawn down and converted into 243,576 common shares of the Company at an average price of $0.93 per share.

(expressed in Canadian dollars)

10 Segment information

The Company's operations are limited to a single industry segment. Geographic segment information as at December 31, 2004 and 2003 is as follows:

Identifiable assets	**2004** **$**	**2003** **$**
Canada	4,349,482	7,210,135
United States	1,233,983	347,323
Chile	218,709	-
Bolivia	552,916	163,884
Caribbean	7,527,147	8,870,226
Other	46,918	-
Total assets	13,929,155	16,591,568

11 Commitments

The Company is committed under the terms of an office lease agreement for the following annual rent and estimated operating costs:

	$
Year ending December 31	
2005	19,140
2006	19,916
2007	6,725

12 Supplemental cash flow information

	2004 **$**	**2003** **$**
Minority interest on acquisition of subsidiaries	254,800	-
Goodwill on acquisition of subsidiaries	(234,800)	-
Receivables acquired on acquisition of subsidiaries	(10,000)	-
Reclassification of investments from long-term to current	2,611,800	-
Shares issued on conversion of advances	-	78,877
Investments received as proceeds on disposal of mineral properties	-	8,870,000
Interest revenue received	92,755	21,960

(expressed in Canadian dollars)

13 Subsequent events

a) Subsequent to December 31, 2004, the Company entered into an option agreement with Teck Cominco American Incorporated (TCAI), a wholly owned subsidiary of Teck Cominco Limited, whereby TCAI can earn up to a 65% joint venture interest in the Monitor copper-silver property located in Pinal County, Arizona. Under the terms of the option agreement, TCAI has the exclusive rights to initially earn a 51% interest in the Monitor property by incurring expenditures and making annual payments over the five year option period.

To complete its initial earn-in to 51%, TCAI must incur expenditures of US$3,000,000 on the Monitor property within five years, of which US$250,000 is a guaranteed commitment in the first year. In addition, the agreement calls for cash option payments of US$35,000 on signing (paid) and US$50,000 per year over the term of the option for total cash payments of US$285,000. Upon completing the initial earn-in, TCAI has two additional options under which it may earn up to an additional 14% interest (for an aggregate 65% interest) in the property by spending an additional US$4,000,000 and completing a feasibility study.

b) Subsequent to December 31, 2004, the Company entered into an agreement with Apex Silver Mines Ltd. (Apex) and its wholly owned subsidiary SILEX Bolivia S.A. (SILEX), whereby SILEX can earn up to a 70% joint venture interest in the Malku Khota silver-gold property located in the Department of Potosi in west central Bolivia. Under the terms of the agreement, SILEX has the exclusive rights to initially earn a 51% interest in the Malku Khota property by incurring expenditures and making annual payments over the five year and nine month earn-in period.

To complete its initial earn-in to 51%, SILEX must incur expenditures of US$4,000,000 on the Malku Khota property within five years and nine months, of which US$250,000 is a guaranteed commitment in the first nine months. In addition, the agreement calls for payments of US$75,000 on or before nine months of signing the agreement and a total of a further US$175,000 over the next three years to maintain the option. Upon completing the initial earn-in, SILEX may elect to earn an additional 19% interest (for an aggregate 70% interest) by expending a further US$7,000,000.

c) Subsequent to December 31, 2004, the Company disposed of its remaining interest in Lumina, being 220,400 shares and 500,000 warrants, for net proceeds of $3,245,000.

(expressed in Canadian dollars)

d) Subsequent to December 31, 2004, the Company entered into a letter agreement with Minera Aurex (Chile) Limitada (Aurex), a Chilean subsidiary of Phelps Dodge Corporation, whereby Aurex can earn up to a 72% joint venture interest in the Escalones property, Chile. Under the terms of the agreement, Aurex has the exclusive rights to initially earn a 60% interest in the Escalones property by incurring expenditures and making annual payments over the five year earn-in period.

   To complete its initial earn-in to 60% Aurex must incur expenditures of US$4,000,000 on the Escalones property within five years of June 1, 2005. Aurex will carry out an Induced Polarization (IP) geophysical survey of the property and must pay the Company US$10,000 before June 1, 2005. Thereafter, Aurex must expend a minimum of US$500,000 per year and pay the Company a total additional US$250,000 in five equal annual instalments to maintain the option. Upon completing the initial earn-in within the five year period, Aurex may elect to earn an initial 12% interest (for an aggregate 72% interest) by completing a feasibility study within seven years.

General Minerals Corporation

Consolidated Schedule of Deferred Exploration Expenditures

For the year ended December 31, 2004

(expressed in Canadian dollars)

	U.S. properties $	Bolivia properties $	Chile properties $	Mongolia properties $	Total $
Balance at December 31, 2003	318,743	144,698	-	-	463,441
Land payments	345,513	39,845	141,951	9,623	536,932
Laboratory	20,905	51,901	3,876	2,256	78,938
Field supplies	41,205	19,513	3,543	-	64,261
Consulting and supervision	75,099	61,857	13,887	2,023	152,866
Maps and reproduction	8,296	5,326	-	552	14,174
Surveying	51,667	-	-	-	51,667
Geological consulting	257,251	128,147	19,934	17,269	422,601
Geophysical	80,574	-	-	2,212	82,786
Travel and accommodation	121,055	45,888	3,752	2,397	173,092
	1,001,565	352,477	186,943	36,332	1,577,317
Less: Writedowns during the year	(163,911)	-	-	-	(163,911)
	837,654	352,477	186,943	36,332	1,413,406
Balance at December 31, 2004	1,156,397	497,175	186,943	36,332	1,876,847

General Minerals Corporation

Management's Discussion and Analysis of Financial Position and Results of Operations

General

The following information, prepared as of March 18, 2005, should be read in conjunction with the audited consolidated financial statements of General Minerals Corporation for the year ended December 31, 2004, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise indicated.

The Company's business plan is to maximize exposure to exploration success by conducting early stage exploration using in-house expertise to identify properties with discovery potential and then seeking joint venture partners to fund further exploration and add partners' expertise. Additionally, the Company has formed new exploration subsidiaries with groups of entrepreneurial geologists to develop early stage exploration projects with discovery potential. The mineral exploration business is high risk and most exploration projects do not become mines.

The Company has carried out reconnaissance in North and South America and has acquired nine properties on which it has carried out basic exploration and produced reports, including four National Instrument 43-101 reports. To date, the Company has signed over forty confidentiality agreements for the purpose of showing the various properties to prospective joint venture partners. In February and March 2005, the Company successfully optioned three of its properties and a number of other properties are currently being reviewed by prospective partners.

At the Monitor copper-silver property located in Pinal County, Arizona, the Company completed geological, geochemical and geophysical studies and identified a number of targets including a several square kilometre area that is permissive for near surface oxide copper-silver mineralization, high grade copper-silver mineralization within east-west structures, and potential for a classic porphyry copper deposit at depth below the oxide mineralization. The Monitor property is located only 1,400 metres northeast of Asarco's Ray Mine, the second largest producing copper mine in Arizona. In February 2005, the property was optioned to Teck Cominco American Incorporated ("TCAI"), a wholly owned subsidiary of Teck Cominco Limited, whereby TCAI can initially earn up to a 51% interest in the property by incurring expenditures of US$3 million and making annual payments over a five year option period. TCAI can increase this interest to 65% by spending an additional US$4 million and completing a feasibility study. TCAI is currently finalizing its exploration plans and under its agreement with the Company, has an initial commitment to incur US$250,000 in exploration expenditures within a year.

In February 2005, the Company entered into an agreement with Apex Silver Mines Ltd. ("Apex") and its wholly owned subsidiary SILEX Bolivia S.A. ("SILEX") whereby SILEX can earn up to a 70% joint venture interest in the Malku Khota silver-gold property located in the Department of Potosi in west central Bolivia. Under the terms of the agreement, SILEX can initially earn a 51% interest in the Malku Khota property by incurring expenditures of US$4 million and making annual payments over the five year and nine month earn-in period. SILEX then will have the option to increase its interest to 70% by expending a further US$7 million on the property. Previous work at Malku Khota by the Company identified an area of approximately 3.4 kilometres by up to 260 metres wide with anomalous surface silver geochemistry that management believes may represent stratabound, disseminated silver and gold mineralization together with minor lead and zinc within the sandstone. SILEX intends to commence a drill program at Malku Khota in the summer of 2005.

During the year, the Company entered into an agreement to option the 4,689 hectare Escalones porphyry copper prospect located 97 kilometres southeast of Santiago in central Chile and 35 kilometres east of the giant El Teniente producing copper mine. The Company also acquired several claims in the area in its own name, such that the total land position is now 6,889 hectares. Management believes there is good potential for the property to host porphyry copper-gold-molybdenum mineralization both within an area already partially drilled and in the remaining several square kilometres of undrilled anomalous terrain. In March 2005, the Company optioned the Escalones property to Minera Aurex (Chile) Limitada ("Aurex"), a Chilean subsidiary of Phelps Dodge Corporation. Under the terms of the agreement, Aurex can initially earn a 60% interest in the Escalones property by incurring expenditures of US$4 million and making annual payments over the five year earn-in period. Aurex will carry out an Induced Polarization ("IP") geophysical survey of the property and must pay the Company US$10,000 before June 1, 2005. Thereafter, Aurex must expend a minimum of US$500,000 per year and pay the Company a total additional US$250,000 in five equal annual installments to maintain the option. Aurex will then have the option to increase its interest to 72% by completing a feasibility study within seven years.

During the year, the Company carried out a program of detailed surface sampling and mapping on the 1,720-hectare Laurani gold-silver property located near La Paz, Bolivia. Geological mapping was completed over an area of 4.5 square kilometres of the 10 kilometre diameter caldera complex, which hosts high sulphidation gold-silver mineralization. The Company has identified northern vein systems that management believes are attractive underground targets for bonanza grade gold-silver mineralization and also for more disseminated open-pittable mineralization. In addition, in the southern portion of the property, there is a area of approximately 0.5 by 1.5 kilometres which management believes represents a high priority target. Initially, the Company will be carrying out further detailed geological mapping and sampling in this area to ascertain its potential.

During the year, the Company significantly expanded its mineral holdings within the Markham Wash project area, located 6 kilometres northwest of Phelps Dodge's Dos Pobres deposit near Safford, Arizona. The mineral rights controlled by the Company now total 5,393 hectares. The Company completed a Self Potential ("SP") geophysical survey totalling over 93 line kilometres which detected three high priority anomalies. These SP anomalies total approximately four square kilometres in area and are potentially interpreted as representing sulphide mineralization related to a porphyry copper system. The Company is currently showing the Markham Wash project to prospective joint venture partners.

During the year, the Company announced positive exploration results from the Gold Coin gold property located in Cochise County, Arizona. The Gold Coin property consists of 494 hectares of unpatented mining claims with 131 hectares submitted for State prospecting permits. Geological mapping and sampling on the property have indicated that an area of at least 1,000 metres by 300 metres includes rock samples with anomalous gold geochemistry and is bordered by extensive areas of historical placer mining activity. Sampling within two surface trenches in the southern portion of the property returned anomalous gold values. The Company is currently showing the Gold Coin property to prospective joint venture partners.

In the first quarter of 2004, the Company acquired 51% interests in two newly-incorporated private exploration companies to develop early stage exploration projects. Afghan Minerals Inc. has made initial investigations in Afghanistan and had discussions with various government officials regarding leasing projects. Foundation Resources Ltd. has set up a subsidiary in Mongolia and acquired two early stage properties and is currently negotiating to acquire a third.

Selected Annual Information

The table below provides selected financial information for the Company on a consolidated basis for each of the past three years ended December 31. Reporting currency for the Company is the Canadian dollar. The underlying accounting records are prepared in U.S. dollars and translated into Canadian dollars using the temporal method of accounting.

	2004	2003	2002
Total Revenues	$ nil	$ nil	$ nil
Net Loss	$ (3,309,557)	$ (3,834,742)	$ (2,421,184)
Net Loss Per Share (basic and fully diluted) (1)(2)	$ (0.37)	$ (0.67)	$ (0.63)
Total Assets	$ 13,929,155	$ 16,591,568	$ 12,008,761
Long-term Liabilities	$ nil	$ nil	$ nil
Deferred Exploration Expenditures – for the year	$ 1,577,317	$ 369,529	$ 200,449
Deferred Exploration Expenditures – cumulative	$ 1,876,847	$ 463,441	$ 11,858,556
Dividends declared	$ nil	$ nil	$ nil

(1) The basic and fully diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.

(2) On June 27, 2003, the issued and outstanding shares of the Company were consolidated on a one (1) new common share for ten (10) old common share basis. All share numbers reflect the effect of the share consolidation applied retroactively.

The net losses for the years ended December 31, 2004, 2003 and 2002 include non-cash charges to expense of $163,911, $2,827,095, and $1,520,274, respectively, for the write down or loss on disposal of certain mining claims and the related deferred exploration costs. The 2004 loss also includes a non-cash charge of $414,672 for stock-based compensation expense, compared to $80,625 in 2003 and $nil in 2002. The change in total assets also reflects the write-down of mining claims, offset by the impact of private placement financings.

Results of Operations

During the year ended December 31, 2004, the Company reported a net loss of $3,309,557 ($0.37 per share) compared to a loss of $3,834,742 ($0.67 per share) reported in the year ended December 31, 2003. The 2004 loss includes a non-cash writedown of $1,840,000 in respect of the carrying value of the Company's investments; and stock-based compensation expense of $414,672 (2003 - $80,625) representing non-cash charges incurred in connection with the granting of stock options. The fair value of all stock options granted is recorded as a charge to operations. The comparative 2003 loss includes losses amounting to $2,827,095 related to the agreements to dispose of the Company's interests in the Atocha property in Bolivia, and the Vizcachitas property in Chile.

General and administrative expenses increased marginally from $909,258 to $970,889 commensurate with an increase in the level of corporate activity, which in turn was a result of the Company's improved financial position. The 2004 expense includes $270,650 (2003 - $289,641) in professional fees in respect of accounting, legal and tax services provided. Wages and benefits were $193,809 in 2004, and $207,455 in 2003. Office and miscellaneous expense increased from $106,840 to $205,587 as the Company opened an office in Denver, USA. Other significant increases included directors' fees which increased to $56,500 from $nil in 2003 as the Company commenced paying directors' fees at the beginning of 2004; and shareholder information expense which increased to $109,718 from $42,188. These variances were offset by a decrease in filing and transfer agent fees to $43,630 from $95,852 as the Company had completed a number of filings in respect of financing arrangements in 2003. In addition, consulting expense decreased from $151,111 to $50,912, as certain consulting fees incurred in South America have been deferred and charged to properties in 2004. It is expected that 2005 administrative costs will continue at current levels.

The 2004 operating results include a foreign exchange loss of $243,489 (2003 - $8,547) which resulted from the strengthening of the Canadian dollar in relation to U.S. dollar-denominated cash and cash equivalents. To meet ongoing requirements, a significant portion of the Company's cash and cash equivalents has been held in U.S. dollars. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Expenses were offset by $92,755 (2003 - $21,960) in interest income earned on the Company's short term investments. During the fourth quarter, the Company sold 279,600 shares of Lumina Copper Corporation ("Lumina"), recognizing a gain of $251,727. The Company also recorded a gain of $101,411 on the disposal of a drill rig in South America. A 2003 gain of $23,413 was in respect of the disposal of fully-depreciated equipment in South America

During the second quarter, the Company wrote down the investment in Esperanza Silver Corporation ("Esperanza") to its quoted value as at June 30, 2004, recognizing a loss of $1,840,000. The Company's policy is to record its long-term investments at cost unless an impairment in value which is other than temporary has been determined, at which time they are written down to market value.

During 2004, reconnaissance exploration expenditures increased to $169,957 from $6,045 incurred in 2003 due to the higher level of reconnaissance activity in the U.S. and South America which resulted in the acquisition of additional properties. The Company also wrote off the costs attributable to certain of its U.S. properties, recognizing a non-cash writedown of $163,911, due to the future uncertainty of those projects.

During 2003, the Company disposed of its interest in the Vizcachitas copper property in Chile in exchange for 500,000 units of Lumina. The Company recognized a loss of $1,948,134 on this transaction. The Company also disposed of its interest in the Atocha silver property in Bolivia in exchange for 4 million units of Esperanza and a payment of US$50,000, recognizing a loss of $878,961 on this transaction.

Capital Expenditures

Total exploration spending increased to $1,577,317 in 2004 from $369,529 incurred during 2003. The 2004 deferred expenditures included $536,932 in land payments as well as costs associated with preliminary exploration programs, including geological consulting fees in the amount of $422,601. Costs incurred on the various U.S. properties totaled $1,001,565 and included $149,145 incurred on the Monitor property; $145,076 incurred on the Oro property; $246,922 incurred at Markham Wash; $148,162 incurred at Gold Coin; and $116,954 incurred at Gold Hill. A total of $352,477 was incurred in Bolivia, including $200,355 incurred at Malku Khota and $152,122 incurred at Laurani; and $186,940 was incurred in Chile in connection with the acquisition of the Escalones property.

During the first quarter of 2004, the Company reacquired the Escalones porphyry copper-gold project in Chile. The Company had previously held the property between 1996-2001 during which time it drilled 25 drill holes to its own account and during a joint venture with Asarco. The Company entered into an option agreement, the "Boezio Option", pursuant to which the Company has the right for a period of 5 years from February 26, 2004 to purchase the claims upon payment to the owner of US$5,000,000, of which US$100,000 has been paid to date. Additional payments, pursuant to the "Boezio Option", are due as follows:

US$100,000	June 30, 2005	US$500,000	June 30, 2007
US$50,000	December 31, 2005	US$950,000	June 30, 2008
US$300,000	June 30, 2006	US$3,000,000	June 30, 2009

The Company is required to pay all amounts as they fall due to protect and maintain the property. There is a 2% net smelter return ("NSR") if the price of copper is greater than US$0.75 per pound and a 1% NSR if the copper price is less than or equal to US$0.75. The NSR may be purchased for

US$3,000,000 within the 5 years following the exercise of the "Boezio Option" and US$5,000,000 after 5 years of the exercise of the "Boezio Option".

During the first quarter of 2004, the Company entered into two agreements to acquire 51% interests in two newly-incorporated private exploration companies. In the first agreement, the Company acquired a 51% interest in Afghan Minerals Inc. ("AMI") for consideration of $250,000, payable in quarterly installments of $50,000, of which $200,000 had been paid as at December 31, 2004. The Company has purchased 1,041,700 units at $0.24 per unit, with each unit consisting of one common share and one warrant exercisable to acquire one share at $0.30 for a period of five years. AMI is currently reviewing and evaluating mineral exploration properties in Afghanistan.

In the second agreement, the Company acquired a 51% interest in Foundation Resources Ltd. ("Foundation") for consideration of $250,000, payable in quarterly installments of $50,000, of which $150,000 had been paid as at December 31, 2004. The Company has purchased 1,041,700 units at $0.24 per unit, with each unit consisting of one common share and one warrant exercisable to acquire one share at $0.30 for a period of five years. Foundation is currently conducting exploration activities in Mongolia.

During 2004, the Company disposed of 279,600 shares of Lumina for net proceeds of $1,509,927. The Company also received cash proceeds of $101,411 (2003 - $23,413) from the sale of equipment in South America. During 2003, the Company also received a cash payment of $67,549 (US$50,000) in respect of the agreement to dispose of the Atocha property.

Summary of Quarterly Results (unaudited)

	2004				2003			
Three months ended	**Dec. 31**	**Sept. 30**	**June 30**	**March 31**	Dec. 31	Sept. 30	June 30	March 31
Total Revenues	**$nil**	**$nil**	**$nil**	**$nil**	$nil	$nil	$nil	$nil
Deferred exploration expenditures	**$310,912**	**$345,910**	**$580,731**	**$339,764**	$218,123	$53,144	$62,745	$35,517
Net (loss)	**($345,253)**	**($734,281)**	**($2,006,200)**	**($223,843)**	($1,591,735)	($1,842,884)	($284,160)	($115,963)
Net (loss) per share (Basic and fully diluted) (1) (2)	**($0.04)**	**($0.08)**	**($0.22)**	**($0.03)**	($0.22)	($0.27)	($0.06)	($0.03)

(1) The basic and fully diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.
(2) On June 27, 2003, the issued and outstanding shares of the Company were consolidated on a one (1) new common share for ten (10) old common share basis. All share numbers reflect the effect of the share consolidation applied retroactively.

Reporting currency for the Company is the Canadian dollar. The underlying accounting records are prepared in U.S. dollars and translated into Canadian dollars using the temporal method of accounting.

The loss for the quarter ended December 31, 2004 was offset by a gain of $251,727 recognized on the disposal of certain portfolio investments. The net loss for the quarter ended September 30, 2004 includes a non-cash charge of $414,672 for stock-based compensation expense. The net loss for the quarter ended June 30, 2004 includes a writedown of the Company's investment in Esperanza amounting to $1,840,000. The net loss for the quarters ended December 31, 2003 and September 30, 2003 included losses incurred on the disposal of the Atocha and Vizcachitas properties amounting to $1,142,218 and $1,684,877, respectively.

Fourth Quarter

During the fourth quarter, the Company sold a portion of its investment in Lumina, generating proceeds of $1,509,927, and recognizing a gain of $251,727 on the sale of 279,600 shares. The Company reported a net loss for the quarter of $345,253 ($0.04 per share).

Financing Activities

During 2004, the Company raised $30,800 from the exercise of 22,000 share purchase warrants at $1.40 per share; and paid $12,036 in legal costs associated with an earlier financing.

During the comparative period in 2003, the Company completed a number of financings to raise an aggregate $8,285,823. The Company raised net proceeds of $2.5 million in a units offering which closed in June. This placement consisted of 2.5 million units priced at $1.10 per unit. Each unit consists of one common share and one share purchase warrant that is valid for five years and that entitles the holder to acquire one additional common share of the Company upon payment of the applicable exercise price which is currently $1.54 per share, and which will increase on an annual basis up to $2.05 per share in year five. The Company paid a $250,000 finder's fee in connection with this financing.

The 2003 amount also includes a $6.0 million financing which closed in December consisting of 2 million units priced at $3.00 per unit. Each unit consists of one common share and one share purchase warrant, exercisable for three years upon payment of $3.75 per share, subject to acceleration of the expiry date under certain conditions. The Company paid a cash commission of $480,000 and warrants exercisable to acquire 140,000 units exercisable for 12 months upon payment of $3.15 per unit. These warrants were valued at $124,740 per the Black Scholes pricing model. These warrants expired, unexercised during 2004. The Company also incurred share issue costs of $10,000 in respect of this financing.

During 2003, the Company issued a convertible debenture in the amount of $227,210 (US$150,000) to its former majority shareholder, Ranger Minerals Ltd. (Ranger). Of this amount, $78,877 (US$50,000) had been advanced as at December 31, 2002. This debenture was fully drawn down during 2003 and converted by Ranger into 243,576 common shares of the Company at an average price of $0.93 per share.

In May 2003, the Company entered into a loan agreement with Quest Investment Corporation (Quest) and issued a promissory note in the principal amount of US$300,000. The loan matured on December 31, 2004, bore interest at 1% compounded and payable monthly, and was convertible into common shares of the Company at the option of Quest at a conversion price of $2.00 per share. The Company also issued to Quest a warrant to purchase up to 100,000 common shares of the Company at any time on or before December 31, 2004 upon payment of $1.50 per share. These warrants were valued at $38,900 per the Black Scholes pricing model. In June 2003, the Company repaid the loan and accrued interest in full. During 2004, the warrants expired, unexercised.

Liquidity and Capital Resources

The Company's aggregate operating, investing and financing activities during the year ended December 31, 2004 consumed cash of $1,292,854. As at December 31, 2004, the Company is in a strong financial position with cash of $5.9 million and working capital of $8.5 million. The Company also holds a portfolio of long-term investments which as at December 31, 2004 had a quoted value of $1.9 million.

The Company is well-funded and is in a strong financial position to pursue its strategy of acquiring mineral properties and conducting preliminary exploration programs. Cash on hand is more than adequate to meet requirements for the foreseeable future. Subsequent to December 31, 2004, the Company disposed of its remaining interest in Lumina for net proceeds of $3,245,000.

The Company is subject to various option and lease agreements in connection with the acquisition of mineral interests. These agreements generally require the Company to make periodic payments over a varying number of years to maintain its interests. The Company can cancel these agreements at any time without completing the remaining payments and without penalty. In addition, the Company has the following contractual obligations as at December 31, 2004:

Contractual Obligations	*Payments Due by Period*		
	Total	*Less than 1 year*	*1 – 3 years*
Agreement to acquire a 51% interest in Afghan Minerals Inc.	$50,000	$50,000	$nil
Agreement to acquire a 51% interest in Foundation Resources Ltd.	$100,000	$100,000	$nil
Lease agreement for office premises in Denver, USA	$45,781	$19,140	$26,641

Transactions with Related Parties

The Company entered into the following transactions with related parties during the year ended December 31, 2004.

During 2004, legal fees totalling $56,707 (2003 - $178,197) were charged by a legal firm in which a director is a partner. As at December 31, 2004, an amount of $6,486 (2003 - $51,106) remained as an account payable.

Critical Accounting Estimates

The Company's consolidated financial statements are impacted by the accounting policies used, and the estimates and assumptions made, by management during their preparation. The Company's accounting policies are described in Note 2 to the consolidated financial statements. The accounting estimates considered to be significant to the Company include the review of the carrying values of mining claims and deferred exploration, long term investments, and goodwill.

Management reviews the carrying values of its mining claims on at least an annual basis to determine whether an impairment should be recognized. In addition, capitalized costs related to abandoned properties are written off in the period of abandonment. During 2004, the Company wrote off the costs attributable to certain of its U.S. properties, recognizing a non-cash writedown of $163,911, due to the future uncertainty of those projects. Capitalized costs in respect of the Company's mining claims amounted to $1,876,847 as at December 31, 2004. These costs may not be recoverable and there is a risk that these costs may be written down in future quarters.

The Company's long-term investments are recorded at cost unless an impairment in value which is other than temporary has been determined, at which time they are written down to market value. The Company's investments as at December 31, 2004 include units of Esperanza and units of Lumina, both of which were acquired in exchange for mining claims. The Esperanza and Lumina units, consisting of shares and share purchase warrants, were valued on the date of acquisition as follows: the shares were valued at their quoted value on the date of the agreement, and the share purchase warrants were valued using a Black Scholes pricing model, taking into account the volatility of the underlying investment, the risk-free interest rate, and the life of the warrants.

During the second quarter of 2004, the Company wrote down the investment in Esperanza to its quoted value as at June 30, 2004, recognizing a loss of $1,840,000. The Esperanza units had been acquired by the Company under a 2003 agreement to dispose of the Atocha silver property in Bolivia. The quoted value of the Esperanza shares has further declined with the result that as at December 31, 2004, there is an unrealized loss in respect of the value of this investment in the amount of $1.28 million.

Esperanza has active exploration programs on the Atocha property and on the La Esperanza project in Mexico, where it recently announced a gold/silver discovery on the first two drill holes of an ongoing eight-hole program. As a result of this discovery, the quoted value of Esperanza shares has increased since year-end and the unrealized loss has accordingly been reduced. At this time, the impairment is not considered to be other than temporary, consequently, no further writedown was taken at year-end. Management will continue to closely monitor the Esperanza investment and there is a risk that the investment could be written down in a future quarter.

During 2004, the Company recognized accounting goodwill of $234,800 in respect of the agreements to acquire 51% interests in AMI and Foundation. Both of these investments are part of the Company's strategy of funding the property acquisition efforts of entrepreneurial geologists. The accounting goodwill is attributable to these management teams, including their connections to Afghanistan and Mongolia, respectively. AMI has made initial investigations in Afghanistan and had discussions with various government officials regarding leasing projects. Foundation has set up a subsidiary in Mongolia and acquired two early stage properties and is currently negotiating to acquire a third. Management reviews the carrying value attributed to the goodwill on a quarterly basis and no writedown has been taken. There is a risk however that the goodwill attributed to these investments could be written down in a future quarter.

Recent Accounting Pronouncements

On January 27, 2005, the CICA issued Section 3855 of the Handbook titled Financial Instruments - Recognition and measurement. It expands Handbook section 3860, Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

All financial instruments will be required to be classified into various categories. Held to maturity investments loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost.

The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company intends to adopt this standard in its fiscal year ending December 31, 2007.

At present, the Company's most significant financial instruments are cash, short term deposits accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards.

New Handbook Section 1530 - Comprehensive Income, introduces a new requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is no longer due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

At present, the Company has investments in shares of arm's length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on these securities and include these amounts in comprehensive income.

The effective date of this section is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company intends to adopt the standard in its fiscal year ending December 31, 2007.

In June 2003, the CICA issued a new accounting guideline AcG-15 - Consolidation of Variable Interest Entities, which requires the consolidation of certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of the Guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity in its consolidated results. It applies to entities with a structure that precludes control through ownership of voting interests but over which control may exist through other arrangements. The Guideline generally applies to annual and interim periods beginning on or after November 1, 2004. The Company does not expect this new Guideline will have any impact on the consolidated financial statements at this time.

Financial Instruments

The Company's financial instruments consist of highly liquid investments held in the form of high quality commercial paper, the investment terms of which are less than three months.

The Company is exposed to currency exchange rate risks to the extent of its foreign activities in the United States, Bolivia, Chile, Afghanistan, and Mongolia. The Company does not hedge its exposure to fluctuations in the related exchange rates; however, the Company maintains a significant portion of its cash and cash equivalents in U.S. dollars.

Outstanding Share Data

Authorized Capital:

Common shares, no par value, unlimited shares

Issued and outstanding:

8,937,577 common shares as at December 31, 2004 and March 18, 2005 for a net consideration of $60,694,234.

Outstanding options, warrants, and convertible securities as at March 18, 2005:

Type of Security	Number	Exercise Price	Expiry date
Share purchase warrants	2,000,000	$3.75	December 11, 2006 *
Share purchase warrants	2,393,000	$1.54 to $2.05	June 25, 2008 *
Stock options	45,000	$10.00	October 30, 2005
Stock options	40,000	$27.50	October 30, 2005
Stock options	4,000	$2.10	March 13, 2006
Stock options	79,500	$0.85	February 12, 2007
Stock options	107,500	$1.25	May 30, 2008
Stock options	424,000	$1.30	August 6, 2009
Stock options	8,000	$4.70	March 5, 2010
Stock options	10,000	$2.20	August 4, 2010
Stock options	69,000	$5.00	February 9, 2011

– subject to acceleration of the expiry date under certain conditions

Cautionary Note Regarding Forward Looking Statements

Certain statements contained in the foregoing MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth bebw.

Risks and Uncertainties

Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. The Company attempts to mitigate its exploration risk by maintaining a diversified portfolio that includes several metal commodity targets in a number of favorable geologic and political environments. Management also balances risk through joint ventures with other companies. Beyond exploration risk, management is faced with a number of other risk factors. The more significant ones include:

Metal Price Risk: The Company's portfolio of properties and investments have exposure to predominantly copper and silver, with recent exposure to gold. The prices of these metals, especially copper and silver, greatly affect the value of the Company and the potential value of its properties and investments. This, in turn, greatly affects its ability to form joint ventures and the structure of any joint ventures formed. This is due, at least in part, to the underlying value of the Company's assets at different metals prices.

Financial Markets: The Company is dependent on the equity markets as its sole source of operating working capital and the Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects.

Political Risk: Exploration is presently carried out in several countries, including Chile, Bolivia, the United States and Mongolia. In addition, the Company is currently sourcing new exploration projects in Afghanistan. Each of these countries exposes the Company to risks that may not otherwise be experienced if all operations were domestic. Political risks may adversely affect the Company's existing assets and operations. Real and perceived political risk in some countries may also affect the Company's ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Currency Risk: Business is transacted by the Company in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. A significant portion of the Company's cash and cash equivalents has been held in U.S. dollars. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Environmental Risk: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenses.

Outlook

The Company is entering 2005 in a strong financial position with working capital of $8.5 million.

In the first quarter of 2005, in accordance with its business plan, the Company optioned three of its properties to partners: the Monitor copper-silver property in Arizona; the Malku Khota silver-gold property in Bolivia; and the Escalones copper property in Chile. A number of other properties are currently being reviewed by prospective partners and management anticipates entering into further option agreements during the remainder of 2005.

At Malku Khota, Apex has commenced exploration and is planning a drill program for July. Apex is currently developing the San Cristobal silver-lead-zinc project located in southwestern Bolivia.

In the Monitor joint venture, Teck Cominco has committed to incur at least US$250,000 in exploration expenditures within one year. The Monitor target includes a large porphyry copper deposit.

The Company will also continue to conduct reconnaissance exploration with a view to acquiring additional properties during 2005. The goal is to acquire properties and add to the existing information base on those properties so that they are attractive to majors. Management intends to carry out reconnaissance in Mexico and Peru, as well as the ongoing reconnaissance in Bolivia, Chile and the United States.

Other Information

Additional information related to the Company, including the Company's Annual Information Form, is available for viewing on SEDAR at www.sedar.com and at the Company's website at www.generalminerals.com.

12g3-2(b): 82-34810

GENERAL MINERALS CORPORATION

Annual Information Form

March 24, 2005

TABLE OF CONTENTS

All amounts that are presented in this annual information form are in Canadian dollars unless noted otherwise. Unless otherwise indicated, all share amounts have been restated to give effect to the one-for-ten share consolidation which occurred in June 2003.

CORPORATE STRUCTURE

Name, Address and Incorporation

General Minerals Corporation (the "Company" or "GMC") was incorporated under the *Canada Business Corporations Act* as 3061213 Canada Inc. by articles of incorporation dated August 19, 1994. By articles of amendment dated September 29, 1994, the Company changed its name to General Minerals Corporation. By articles of amendment dated October 31, 1994, the Company amended its authorized capital to create special shares as a new class of shares. By articles of amendment dated June 17, 2003, the Company consolidated its issued and authorized common shares on a one-for-ten basis. See "Description of Capital Structure". In this document, references to the Company or GMC mean General Minerals Corporation and its subsidiaries, unless the context otherwise requires or indicates.

The Company's registered office is 700-2nd Street S.W., Suite 1200, Calgary, Alberta, T2P 4V5. The head office is located at 580 Hornby Street, Suite 880, Vancouver, BC V6C 3B6.

Intercorporate Relationships

The following is a diagram of the intercorporate relationships among the Company and its subsidiaries as at December 31, 2004, indicating the percentage of votes attaching to all voting securities of the subsidiary beneficially owned, controlled or directed by the Company and where the subsidiary was incorporated or continued.



General Minerals Corporation (Canada)
100%
100%
General Minerals Corporation (Delaware)
General Minerals Corporation Limited (Bermuda)
100%
100%
100%
100%
100%
51%
51%
Cascabamba Ltd. (Bahamas)
G.M. Campana Ltd. (Bahamas)
Productora Ltd. (Bahamas)
Malku Khota Ltd. (Bahamas)
Laurani Ltd. (Bahamas)
Foundation Resources Ltd (Bahamas)
Afghan Minerals Inc. (Bahamas)
100%
100%
100%
100%
100%
Compania Minera General Minerals Peru S.A. (Peru)
General Minerals SCM (Chile)
Compania Minera Malku Khota S.A. (Bolivia)
Compania Minera Laurani S.A. (Bolivia)
Tsakhir Explorations (Mongolia)

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is an international mineral exploration company that acquires, explores and develops mineral properties, primarily copper, silver and gold in South America and the U.S.A. The Company acquires properties for exploration and development.

The Company's strategic plan, as set out in its 2004 Annual Report, is to continue to carry out in-house exploration with a focus on exploration for the discovery of copper porphyry, gold and silver prospects. These prospects will be acquired and early stage exploration completed, at which time joint venture partners will typically be sought. To diversify risk and to give shareholders maximum exposure to the potential of mineral discovery, the Company has expanded its exploration base through the acquisition of majority interests in private companies run by groups of entrepreneurial geologists in diverse geographic areas.

The exploration business is a high risk business. The Company's plan is designed to reduce this risk through exposure to a large number of exploration opportunities with discovery potential. The attractiveness of any exploration properties both to potential partners and the market depends substantially on whether metal prices are at an attractive level and rising. The present market environment is one of higher metal prices; however, this can change rapidly due both to market sentiment and the economy.

Three-Year History

During 2002, 2003 and 2004, the Company continued exploration efforts on its properties and was actively engaged in acquiring new properties for its portfolio. The Company continued to pursue joint venture opportunities for its properties and, in certain instances, divested itself of certain properties during the period. More specifically:

- During 2002, the Company completed a program of regional channel sampling at the Atocha property in Bolivia. Results were positive and indicated the presence of anomalous silver at a number of locations within approximately 10 km of strike length.

- In November 2002, the Company acquired its interest in the Gold Coin epithermal gold property and the Dragoon porphyry copper prospect, both located in south-eastern Arizona. Reconnaissance exploration of both properties produced encouraging results.

- In July 2003, the Company acquired its interest in the Malku Khota sandstone hosted silver-gold property in Bolivia.

- In September 2003, the Company acquired its interest in the Monitor porphyry copper-silver prospect in Arizona and a lease on the Laurani high sulphidation gold-copper-silver system in Bolivia.

- In December 2003, the Company acquired early stage porphyry copper prospects in Arizona (Mine Wash and Markham Wash) and New Mexico (Gold Hill), and the Merritt lease covering three claims in the Monitor prospect area.

- In December 2003, the Company exchanged its ownership interests in the Atocha silver property, Bolivia, for four million common shares and four million common share purchase warrants of Esperanza Silver Corporation ("Esperanza") and a payment of US$50,000. Each warrant is exercisable to acquire one common share of Esperanza at a price of $1.05 per share on or before December 23, 2005.

- In December 2003, the Company exchanged its ownership interests in the Vizcachitas copper project, Chile, for 500,000 common shares and 500,000 common share purchase warrants of Lumina Copper Corporation ("Lumina"). Each warrant is exercisable to acquire one common share at a price of $3.20 per share on or before December 19, 2007. In late 2004 and the first quarter of 2005, the Company sold its shares and warrants of Lumina for net proceeds of approximately $4.75 million.

- In January 2004, the Company purchased a 51% interest in Afghan Minerals Inc. ("AMI") which will focus on mineral exploration in Afghanistan. In March 2004, the Company also purchased a 51% interest in Foundation Resources Ltd. which will focus on exploration in Mongolia.

- In February 2004, the Company reacquired the Escalones porphyry copper-gold project in Chile. The Company had previously held the property between 1996-2001 during which time it drilled 25 drill holes on its own account and during a joint venture with Asarco.

- In April 2004, the Company acquired its interest in the early stage copper-gold skarn Oro prospect in New Mexico.

- In May 2004, the Company significantly increased its land position at Malku Khota, Bolivia by adding 2950 ha.

- In June 2004, the Company significantly increased its land position at Monitor by adding seven State Leases.

- In September, October and November 2004, the Company significantly increased its land position at Markham Wash by acquiring 12 State Leases.

- In February 2005, the Company entered into an agreement giving Teck Cominco the right to earn up to a 65% joint venture interest in the Monitor property through exploration expenditures on the property and payments to the Company.

- Also in February 2005, the Company entered into an agreement with Apex Silver Mines and their subsidiary SILEX in Bolivia which allows them to earn up to a 70% joint venture interest in the Malku Khota silver project in Bolivia through exploration expenditures on the property and payments to the Company.

- In March 2005, the Company entered into an agreement with Minera Aurex (Chile) Limitada, a subsidiary of Phelps Dodge Corporation, which allows Aurex to earn up to a 72% joint venture interest in the Escalones copper-molybdenum-gold porphyry prospect through exploration expenditures, the completion of a feasibility study and payments to the Company.

Each of the Company's major properties and investments are discussed in more detail under the heading "Description of the Business – Properties".

DESCRIPTION OF THE BUSINESS

Summary

The Company presently holds interests in ten properties located in Bolivia, Chile and the USA. The properties include the Malku Khota silver-gold, Laurani gold-silver-copper and Diamante Azul copper projects in Bolivia; the Escalones copper-gold-molybdenum prospect in Chile; and the Dragoon, Gold Coin, Oro, Monitor, Markham Wash and Gold Hill properties in the USA. These properties are at varying stages of exploration. The most advanced project is Escalones, where the Company together with its then joint venture partner, Asarco, drilled 25 diamond drill holes that intersected plus one percent copper in skarns of which the last hole intersected mineralized porphyritic intrusives. At Laurani in Bolivia, in 1991, a prior explorer developed a resource of 147,000 oz of gold, 10,000,000 oz of silver and 42 million pounds of copper in a portion of the known veins. The Company does not rely on this resource since we do not have the complete original data set; however, management believes it gives a good indication of the type of mineralization present. At our Malku Khota property, a historically mined area, the Company's recent exploration produced evidence for widespread silver-lead-zinc mineralization which attracted Apex to option the property. Similarly our exploration at the Monitor property in the USA produced evidence of widespread copper-silver mineralization that attracted Teck Cominco to option the property. Also, at our Escalones property in Chile, our exploration provided evidence that a large porphyry copper system may be present which attracted Phelps Dodge's subsidiary, Minera Aurex (Chile) Limitada, to option the property. At the remaining properties, reconnaissance geology, geochemistry and geophysics has been completed.

The Company also forms or invests in majority owned exploration subsidiaries with groups of entrepreneurial geologists. To date, it has completed two of these investments, the first with Afghan Minerals Inc. which is headed by Mr. Hassan Alief who previously had been the Director of Mineral Surveys in Afghanistan. AMI will focus on acquiring interests in base and precious metal deposits in Afghanistan. The second investment was in Foundation Resources Ltd. which is headed by Dr. Chris Osterman. Dr. Osterman has had a number of years of experience exploring for base and precious metals in Mongolia, the area of focus of this new company.

Properties

Laurani (Bolivia)

The Laurani gold-silver prospect is located in the Department of La Paz in western Bolivia, approximately 127 kilometres ("km") south of the capital of La Paz. The total property position controlled by the Company consists of approximately 1,750 hectares ("ha"). The land is held as Pertenencias and Concessions. These can be maintained indefinitely by paying annual dues in January of each year. The fee is US$1.00 per ha per year for Pertenencias. The fee for Concessions is US$1.00 per ha per year for the first five years which rises to US$2.00 per ha per year in the sixth year. Copper-silver-gold was mined historically from three principal areas: San Geronimo, Tatal Pata and Carnavalito, within a zone of strong surface alteration measuring approximately two km by two km. This zone of alteration lies within a large collapsed, stratovolcano caldera complex measuring approximately 10 km across. The Company's total land package covers the entire volcanic complex.

The Company, through its indirect, wholly owned Bolivian subsidiary, Compania Minera General Minerals (Bolivia) S.A., entered into an option agreement dated September 4, 2003 and then in December 2003 transferred the property to its wholly owned subsidiary Compania Minera Laurani S.A. ("CML"). The option agreement (the "Soria Agreement") relates to the entire 1,750 ha land package. Pursuant to the Soria Agreement, the Company has the right for a period of 5 years from September 4, 2003 to purchase the claims at any time upon payment to the owner of US$1,200,000, provided that each of the annual or biannual payments as required under the option have been paid as of the date of the claim purchase. If the claims are purchased all future annual and biannual payments are cancelled. If the claim purchase is made at the end of the 5 year period, the total annual and biannual payments would be US$230,000. The initial annual payment of US$5,000 was made on September 4, 2003, the second payment of US$7,500 was made on August 17, 2004 and a third payment of US$7,500 was made on March 1, 2005. Additional payments are required as follows:

-US$15,000, 24 months from the effective date of the option agreement.
-US$15,000, 30 months from the effective date of the option agreement.
-US$30,000, 36 months from the effective date of the option agreement.
-US$30,000, 42 months from the effective date of the option agreement.
-US$60,000, 48 months from the effective date of the option agreement.
-US$60,000, 54 months from the effective date of the option agreement.

The Company is required to pay all amounts required to protect and maintain the mineral rights in the area of the property. If CML undertakes production during the option period then it must pay a 4% Net Smelter Return ("NSR") royalty or the annual or biannual payment, whichever is the larger. After purchase of the claims, no royalty is payable.

The properties are located at 3,800-4,000 metres ("m") elevation in rugged terrain that protrudes above the flat Altiplano and are accessed by the main Bolivian highway between La Paz and Oruro and the final few km by poor quality gravel roads, approximately 35 km south of Patacamaya. The climate includes a rainy season between December and March; however, the property is accessible for exploration year round.

A Technical Report dated May 19, 2004 in respect of the Laurani prospect prepared by Mr. Kurt Katsura, P. Geo., an independent geologist, has been filed on SEDAR and can be found at www.SEDAR.com.

History

Copper-silver mineralization was discovered and mined prior to the Spanish Colonial times with limited production as recently as 1975, primarily from underground mining of sulphide veins. Between 1987 and 1991, United Mining Corp. completed 23 reverse circulation drill holes and a program of limited surface and underground sampling. The Company does not have access to this information but it is reported that United Mining identified a resource of two million tonnes of oxide gold ore averaging 2.5 grams per ton ("gpt") gold, 220 gpt silver and 1% copper within the area of the previously mined gold veins (reference "Laurani Property, Bolivia, Geological Report by Steve Enns and Alastair Findlay for Sociedad Minera SA dated September, 1996). Between 1992 and 1994 Emicruz, a subsidiary of RTZ, completed a program of mapping, sampling, geophysical surveys and drilled six core holes on the property. The Company does not have access to this information.

Between 1996 and 1998, the property was under lease to Corriente Resources Inc. ("Corriente"). This company undertook an extensive mapping, sampling, geophysical and drilling program that identified a number of mineralized areas, including silver mineralization in the Cerro Alunita area. The majority of the work conducted by Corriente focused on Cerro Alunita, and their positive results in this area were not followed up with further drilling. A program of fifteen reverse circulation holes (4,412 m) was carried out during June and July 1997 by a joint venture between Corriente Resources Inc. and Ascot Resources Ltd., both Vancouver based companies. The results include an intersection of 14 m @ 322 gpt silver at Cerro Alunita and two intersections in the San Geronimo and Carnavalito areas of 2 m @ 2.5 gpt gold and 4 m @ 1.6 gpt gold.

General Minerals announced the acquisition of the Laurani silver-gold-copper target in October 2003. Geological mapping of the entire caldera has been completed and 500 channel and chip samples have been collected. To date, 61 samples have returned values greater than 1.0 gpt gold with the three highest surface vein samples assaying 18.25 gpt, 16.3 gpt and 10.20 gpt gold. Silver values have included 70 samples with greater than 100 gpt silver with the three highest surface samples assaying 4,515 gpt, 1,752 gpt and 1,003 gpt Ag.

Geological observations suggest there is potential for gold vein mineralization within the 1.5 square kilometre ("sq km") Tatal Pata area, and that there is good potential for near surface silver mineralization and a large, deeper porphyry copper target in the one sq km area known as Cerro Alunita. These mineralized targets are situated within the 10 km wide, near circular, collapsed caldera feature.

Geological Setting

The geological setting at Laurani is similar to Newmont Mining Corporation's million plus ounce Kori Kollo gold mine which is located approximately 55 km to the southeast in a similar geological setting. At Laurani, the main mineralized veins occur within an extensive alteration zone measuring approximately two km in diameter. Veins on the property were mined for silver, gold and copper from Pre-Colonial times to as recently as 1975, and the underground workings extend to a depth of approximately 200 m below their apex. The principal veins are the San Geronimo, Tatal Pata and Carnavalito, which locally converge and contain numerous sub parallel and crosscutting subsidiary veins. The gold values (as reported by Corriente during the period when they optioned the property) within the veins appear to increase with depth from an average of 0.6 gpt at surface to a high of 35.9 gpt over 0.7 m at a depth of approximately 200 m within existing tunnels. Several hundred metres to the south of the San Geronimo system is a second vein system called Tatal Pata that is also gold bearing. Approximately one km to the south of Tatal Pata, an elongate ridge consisting of quartz-alunite altered rocks is present. A prior exploration company, Corriente reported a drill intercept of 14 m averaging 323 gpt silver and 0.1 gpt gold from this area known as Cerro Alunita. Both of these targets represent excellent exploration targets for significant gold-silver mineralization at Laurani.

The Laurani gold-silver-copper prospect occurs within a 10 km wide mid-Miocene volcanic complex composed of a variety of andesitic to rhyodacitic intrusives and volcanic flows, tuffs and breccias. Large areas of pervasive and structurally controlled argillic alteration occur in areas of coalescing veins, such as in Tatal Pata, and are associated with the extensive silicification and allunite, as at Cerro Alunita. The mineral assemblage of the principal veins are reported to consist of quartz, barite, enargite, and tennantite/tetrahedrite, and combined with the presence of extensive allunite alteration at Cerro Alunita indicates that Laurani is an acid sulphate system, with the potential to host bonanza-style mineralization, such as encountered at El Indio, Chile or Summitville, Colorado.

Exploration and Mineralization

Geological mapping has been completed within the caldera and 500 channel and chip samples have been collected. To date, 61 samples have returned values greater than 1.0 gpt gold with the three highest surface vein samples assaying 18.25, 16.3 and 10.20 gpt gold. Silver values have included 70 samples with greater than 100 gpt silver with three highest surface samples assaying 4,515, 1,752 and 1,003 gpt Ag.

Geological observations suggest there is potential for gold vein mineralization within the 1.5 sq km Tatal Pata area, and that there is good potential for near surface silver mineralization and a large, deeper porphyry copper target in the one sq km area known as Cerro Alunita. These mineralized targets are situated within the 10 km wide, near circular, caldera feature.

The work was carried out by Edwin Mateo, geological consultant under the supervision of Felipe Malbran, Vice President of Exploration-South America for GMC. Mr. Ralph Fitch, President of GMC is the Qualified Person on the Project.

Sampling and Analysis

Five hundred channel and rock chip samples have been collected and analysed for gold, silver and base metals. The Company has established procedures with respect to its sampling programs to lessen the possibility of sampling and assaying errors. Samples are collected under the supervision of the geologist in charge of the project who ensures the quality of the samples and the correct numbering of the samples. These samples are then transported by Company personnel to ALS Chemex laboratory in Oruro, Bolivia for sample preparation processing and then sent by courier to ACME laboratories in Santiago, Chile for fire assay and atomic adsorption analysis and then are sent to ACME, Vancouver for ICP analysis. Results are checked by re-analysis of 9% of the samples by ACME laboratories in Chile who also insert 3% blank samples and 6% standard samples in each batch analysed to ensure accuracy. The Chilean laboratory is not ISO 9001:2000 certified, however the Vancouver laboratory has ISO 9001:2000 certification. When results are received they are checked for their geological reasonableness and the field locations are cross-referenced with assay sheet sample numbers to check accuracy. The analysis procedure used was gold fire assay on a 30 gm sample and ICP 30 elements. All the results (Ag, Cu, Mo, Pb & Zn) over the detection limits were re-analysed by Atomic Adsorption ("AA").

Expenditures

Exploration costs at Laurani totalled $152,122 in 2004.

The Company is presently continuing a geological mapping and surface sampling program.

Malku Khota (Bolivia)

The Malku Khota silver-gold prospect is located in the Department of Potosi, west central Bolivia, approximately 100 km southeast of Oruro. The Company has acquired an option covering 1,175 ha in this historic area of silver-gold production and, in addition, has claimed a large area covering the potential strike extension to the mineralization. In total, the Company has rights to approximately 4,125 ha covering 15 km of strike. The land is held as Concessions. These can be maintained indefinitely by paying annual dues in January of each year. The fee is US$1.00 per ha per year for the first five years which rises to US$2.00 per ha per year in the sixth year. The property is reached by gravel road from the town of Oruro and is accessible all year round. There is a rainy season between December and March.

The historic workings, some of which date back to Colonial Spanish times, are located within the same sandstone units that host silver mineralization at the Atocha high-grade silver project (see GMC press release regarding Esperanza Silver Corporation, PR 03-08, September 22, 2003). At Malku Khota, much of the early mining activity appears to have focused on high-angle gold veins and fracture systems that crosscut the sandstone-hosted silver mineralization. A majority of the recently sampled areas in the project area show few indications of prior prospecting or mining activity away from the known veins.